Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186073

GRIFFIN-AMERICAN HEALTHCARE REIT III, INC.
SUPPLEMENT NO. 3 DATED JULY 10, 2014
TO THE PROSPECTUS DATED FEBRUARY 26, 2014

This document supplements, and should be read in conjunction with, our prospectus dated February 26, 2014, as supplemented by Supplement No. 1 dated May 20, 2014 and Supplement No. 2 dated June 18, 2014. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the status of our public offering;

•	our acquisition of Country Club MOB located in Stockbridge, Georgia; and Acworth Medical Complex, located in Acworth, Georgia;

•	the extension of the asset allocation policy by one of our co-sponsors; and

•	the declaration of distributions to our stockholders.

Status of Our Public Offering

We commenced our initial public offering of shares of our common stock on February 26, 2014. As of July 3, 2014, we had received and accepted subscriptions in this offering for 4,988,422 shares of our common stock, or approximately $49,664,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of July 3, 2014, approximately $1,700,336,000 in shares of our common stock remained available for sale to the public pursuant to this offering, excluding shares available pursuant to the DRIP. We will sell shares of our common stock in our offering until the earlier of February 26, 2016, or the date on which the maximum offering amount has been sold; provided however, that our board of directors may extend this offering for an additional year or as otherwise permitted under applicable law.

Acquisitions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section on page 7 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section on page 78 of the prospectus:

Acquired Properties

As of July 10, 2014, we had made three acquisitions, comprising five buildings and approximately 75,000 square feet of gross leasable area, or GLA, for an aggregate purchase price of $12,130,000, all in Georgia. Acquisitions made between June 19, 2014 and July 10, 2014, are listed below:

Acquisition(1)	Type	GLA (Sq Ft)	Occupancy	Date Acquired	Contract Purchase Price	Property Taxes(2)	Location
Country Club MOB	Medical Office	17,000	84.0%	06/26/14	$2,775,000	$27,000	Stockbridge, GA
Acworth Medical Complex	Medical Office	39,000	82.7%	07/02/14	$6,525,000	$28,000	Acworth, GA
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(1) We own 100% of the property acquired.
(2) Represents the real estate taxes on the property for 2013.

We financed the purchases of Country Club MOB and Acworth Medical Complex using funds raised through this offering. We paid our advisor and its affiliates an acquisition fee of 2.25% of the contract purchase price of each property, which was paid as follows: (i) in shares of our common stock in an amount equal to 0.25% of the contract purchase price, at $9.00 per share, the established offering price as of the date of closing, net of selling commissions and dealer manager fees, and (ii) the remainder in cash equal to 2.00% of the contract purchase price. AHI Management Services, Inc., a subsidiary of American Healthcare Investors LLC, our co-sponsor and the managing member of our advisor, will provide property management oversight services and receive a property management oversight fee of 1.5% of the gross monthly cash receipts with respect to each of Country Club MOB and Acworth Medical Complex. Among other things, AHI Management Services, Inc. has the authority to negotiate and enter into leases of our properties on our behalf (in substantial conformance with approved lending parameters and the operating plan), to incur costs and expenses, to pay property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of our property acquisition in accordance with the compensation provisions described in our prospectus.

Acquisition of Country Club MOB

On June 26, 2014, we acquired Country Club MOB, a multi-tenant medical office building located in Stockbridge, Georgia, for an aggregate purchase price of $2,775,000, plus closing costs, from an unaffiliated third party. Country Club MOB is a two-story, approximately 17,000-square-foot, medical office building that was built in 2002 and located in a heavy medical-centric corridor surrounding the campus of Piedmont Henry Hospital. As of July 2014, Country Club MOB is approximately 84% leased to four tenants, the two largest of which are Miller & Gaines, P.C. and Goetzinger Eye Institute & Optical Dimensions. Medical services provided at Country Club MOB include: oral and maxillofacial surgery services, dental implant care, family dentistry, comprehensive family eye care, cataract and laser surgery, an optical shop and a legal practice.

The following table shows, as of July 2014, the effective annual rental rate per rentable square foot, GLA, lease expiration, renewal options and principal nature of business for the tenants occupying 10.0% or more of the rentable square footage of Country Club MOB.

Tenant	Effective Annual Rental Rate per Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options	Principal Nature of Business
John E. Chaney, PC	$21.38	4,000	03/31/15	N/A	Dental services
Miller & Gaines, PC	$16.74	4,000	12/31/18	N/A	Legal practice
Robert T. Goetzinger MD, PC	$16.75	3,000	11/30/17	N/A	Eye Care & Optical Shop
Oral Surgery Associates & Dental Implant Center, PC	$15.45	3,000	12/31/19	One 5-year renewal	Oral Surgery

We believe that Country Club MOB is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Country Club MOB over the next few years. Country Club MOB faces competition from a variety of both on and off-campus medical office buildings in Stockbridge and the metropolitan Atlanta area. For federal income tax purposes, we estimate that the depreciable basis in Country Club MOB will be approximately $2,601,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 40 years. For 2013, Country Club MOB paid real estate taxes of approximately $27,000 at a rate of 1.62%.

Acquisition of Acworth Medical Complex

On July 2, 2014, we acquired Acworth Medical Complex, a multi-tenant medical office building located in Acworth, Georgia, for an aggregate purchase price of $6,525,000, plus closing costs, from unaffiliated third parties. Acworth Medical Complex is an approximately 39,000-square-foot, medical office building that was originally constructed between 1945 and 1974 but underwent a major renovation in 2009. With the nearest hospital located 13 miles south in Marietta, Georgia, Acworth Medical Complex provides much needed medical services to the area and the community. As of July 2014, Acworth Medical Complex is approximately 82.7% leased to four tenants, the two largest of which are Emory Specialty Associates, LLC, a wholly owned subsidiary of Emory Healthcare and Eldercare Pharmacy. Medical services provided at Acworth Medical Complex include: pharmacy consulting, nurse consulting, medical records, cardiac imaging, dispensing, cancer care, transplants, urology and pain management, internal medicine, neurology, neurosurgery, orthopedics, spine care, sports medicine, liver disease and oral surgery.

The following table shows, as of July 2014, the effective annual rental rate per rentable square foot, GLA, lease expiration, renewal options and principal nature of business for the tenants occupying 10.0% or more of the rentable square footage of Acworth Medical Complex.

Tenant	Effective Annual Rental Rate per Square Foot	GLA (Sq Ft)	Lease Expiration	Renewal Options	Principal Nature of Business
Emory Specialty Associates, LLC	$18.25	16,000	10/31/20 and 01/31/21	Two 5-year renewals	Multi-specialty clinic
Eldercare Pharmacy	$16.00	10,000	06/30/20	One renewal; terms to be negotiated	Pharmacy
Lacey Drug Co.	$14.20	5,000	07/31/23	Two 5-year renewals	Pharmacy

We believe that Acworth Medical Complex is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to Acworth Medical Complex over the next few years. Acworth Medical Complex faces competition from a variety of both on and off-campus medical office buildings in Cobb County and the northwestern metropolitan Atlanta area. For federal income tax purposes, we estimate that the depreciable basis in Acworth Medical Center will be approximately $6,058,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 40 years. For 2013, Acworth Medical Center paid real estate taxes of approximately $28,000 at a rate of 1.20%.

Asset Allocation Policy

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Conflicts of Interest” section on page 10 of the prospectus and the “Conflicts of Interest – Certain Conflict Resolution Restrictions and Procedures” section on page 107 of the prospectus:

As disclosed in Supplement No. 1 to our prospectus, on April 10, 2014, American Healthcare Investors, acting as managing member of our advisor and Griffin-American Healthcare REIT Sub-Advisor, LLC, which has been delegated the advisory duties for Griffin-American Healthcare REIT II, Inc., or GA Healthcare REIT II, another publicly registered non-traded healthcare REIT co-sponsored by American Healthcare Investors, adopted an asset allocation policy that initially applied until June 30, 2014, to allocate property acquisitions among us and GA Healthcare REIT II. On June 23, 2014, the asset allocation policy was renewed for another 30 days and subject to successive automatic 30-day renewals until terminated upon notice by American Healthcare Investors, our board of directors or the board of directors of GA Healthcare REIT II.

The following information should be read in conjunction with the discussion contained in the “Risk Factors – Risks Related to Conflicts of Interest” section beginning on page 31 of the prospectus:

We may compete with other programs sponsored by our co-sponsors for investment opportunities, and American Healthcare Investors has adopted an asset allocation policy pursuant to which we will not have priority with respect to certain investment opportunities. As a result, we may be unable to find suitable investments, or our advisor may not cause us to invest in favorable investment opportunities, which may reduce our returns on our investments.

Griffin Capital Corporation, or Griffin Capital, and American Healthcare Investors are currently the co-sponsors for other publicly held, non-traded REITs, including GA Healthcare REIT II, and are not precluded from sponsoring other real estate programs in the future. As a result, we may be buying properties at the same time as one or more other Griffin Capital or American Healthcare Investors programs that are managed or advised by affiliates of our advisor. Officers and employees of our advisor may face conflicts of interest in allocating investment opportunities between us and these other programs. Therefore, American Healthcare Investors, acting as managing member of both our advisor and the sub-advisor of GA Healthcare REIT II, adopted an asset allocation policy to allocate potential investment opportunities among us and GA Healthcare REIT II based on the consideration of certain factors for each company such as investment objectives, the availability of cash and/or financing to acquire the investment; financial impact; strategic advantages; concentration and/or diversification; and income tax effects. After consideration and analysis of such factors, if American Healthcare Investors determines that the investment opportunity is suitable for both companies, then: (i) we will have priority for investment opportunities of $20 million or less, until such time as we reach $500 million in aggregate assets (based on contract purchase price); and (ii) GA Healthcare REIT II will have priority for (a) investment opportunities of $100 million or greater and (b) international investments, until such time as GA Healthcare REIT II reaches 30% portfolio leverage (calculated by dividing debt by contract purchase price and based on equity existing as of January 1, 2014). In the event all acquisition allocation factors have been exhausted and an investment opportunity remains equally suitable for us and GA Healthcare REIT II, the investment opportunity will be offered to the company that has had the longest period of time elapse since it was offered an investment opportunity. The asset allocation policy initially applied until June 30, 2014, but was renewed on June 23, 2014 for another 30 days and is subject to successive automatic 30-day renewals until terminated upon notice by American Healthcare Investors, our board of directors or the board of directors of GA Healthcare REIT II. Because of this asset allocation policy, qualified investment opportunities may be rendered unavailable for acquisition by us, and therefore, we may be unable to find suitable investments as a result of this asset allocation policy, which could cause the returns on your investments to suffer.

In addition, our advisor may select properties for us that provide lower returns to us than properties that its affiliates select to be purchased by another Griffin Capital or American Healthcare Investors program. We are subject to the risk that as a result of the conflicts of interest between us, our advisor or programs managed by their affiliates, our advisor may not cause us to invest in favorable investment opportunities that our advisor locates when it would be in our best interest to make such investments. As a result, we may invest in less favorable investments, which may reduce our returns on our investments and ability to pay distributions.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Distribution Policy” section on page 18 of the prospectus and the “Description of Capital Stock – Distribution Policy” section beginning on page 158 of the prospectus:

On June 23, 2014, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on July 1, 2014 and ending on September 30, 2014. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.001643836 per share of our common stock. These distributions will be aggregated and paid in cash or shares of our common stock pursuant to the DRIP monthly in arrears. The distributions declared for each record date in the July 2014, August 2014 and September 2014 periods will be paid in August 2014, September 2014, and October 2014, respectively. The distributions declared for each record date will be paid only from legally available funds.

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